Exhibit 99.1

HeadHunter Group PLC Announces Fourth Quarter and Full-Year 2020 Financial Results

MOSCOW, Russia, March 18, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the fourth quarter and the full year ended December 31, 2020. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Fourth Quarter 2020 Financial and Operational Highlights

	Three months ended December 31, 2020	Three months ended December 31, 2019			Three months ended December 31, 2020
(in millions of RUB(1) and USD(2))	RUB	RUB	Change(3)		USD(4)
Revenue	2,450	2,066	18.5%		33.2
Russia Segment Revenue	2,299	1,914	20.1%		31.1
Net Income	650	496	30.9%		8.8
Net Income Margin, %	26.5%	24.0%	2.5	ppts
Adjusted EBITDA(5)	1,160	1,023	13.4%		15.7
Adjusted EBITDA Margin, %(5)	47.4%	49.5%	(2.2)	ppts
Adjusted Net Income(5)	852	713	19.5%		11.5
Adjusted Net Income Margin, %(5)	34.8%	34.5%	0.3	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.
(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of December 31, 2020 (RUB 73.8757 to USD 1).
(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

●	Revenue is up 18.5% due to the increase in revenue across all customer segments in Russia reflecting a return to growth following a slowdown caused by COVID-19.

●	Net income is up 30.9% to ₽650 million.

●	Adjusted EBITDA is up 13.4% to ₽1,160 million; Adjusted EBITDA Margin is down to 47.4% from 49.5%, or by 2.2 ppts., mostly due to a discretionary bonus payment to our personnel in the fourth quarter 2020.

●	Adjusted Net Income is up 19.5% to ₽852 million.

	As of December 31, 2020		As of December 31, 2019			As of December 31, 2020
(in millions of RUB and USD)	RUB		RUB		Change	USD
Net Working Capital(1)	(3,849)		(2,994)		28.5%	(52.1)
Net Debt(1)	4,909		3,040		61.5%	66.4
Net Debt to Adjusted EBITDA Ratio(1)	1.2	x	0.8	x

(1)	Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

●	Net Working Capital as of December 31, 2020 decreased by ₽855 million, or 28.5%, primarily due to (i) an increase in contract liabilities of ₽418 million from customer prepayments, and (ii) an increase in trade and other payables (current portion) due to ₽234 million consideration payable for the acquisition of Zarplata.ru;

●	Net Debt increased by ₽1,869 million, or 61.5%, primarily due to ₽3,100 million paid for the acquisition of Zarplata.ru and ₽1,885 million dividend payment, offset by ₽3,215 million cash generated from operating activities (see “Cash Flows”);

●	As a result of the increase in Net Debt, Net Debt to Adjusted EBITDA Ratio increased from 0.8x to 1.2x.

Full-Year 2020 Financial and Operational Highlights

	Twelve months ended December 31, 2020	Twelve months ended December 31, 2019		Twelve months ended December 31, 2020
(in millions of RUB and USD)	RUB	RUB	Change	USD
Revenue	8,282	7,789	6.3%	112.1
Russia Segment Revenue	7,724	7,212	7.1%	104.6
Net Income	1,886	1,581	19.3%	25.5
Net Income Margin, %	22.8%	20.3%	2.5 ppts
Adjusted EBITDA(1)	4,187	3,931	6.5%	56.7
Adjusted EBITDA Margin, %(1)	50.6%	50.5%	0.1 ppts
Adjusted Net Income(1)	2,733	2,409	13.4%	37.0
Adjusted Net Income Margin, %(1)	33.0%	30.9%	2.1 ppts

(1)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

●	Revenue is up 6.3% due to the increase in revenue across all customer segments in Russia, except Small and Medium Accounts in Moscow, which were affected most by the COVID-19 pandemic and related government measures to curb its spread.

●	Our Russia Segment is up 7.1%, and the year-on-year growth/(decline) in revenues in this segment versus the same quarters in 2019 was 18.2%, (19.1)%, 9.1%, and 20.1% in the first, second, third, and fourth quarter of 2020, respectively, reflecting significant impact of the COVID-19 pandemic in the second quarter 2020, followed by a gradual return to growth during the third and fourth quarters.

●	Net Income is up 19.3% to ₽1,886 million.

●	Adjusted EBITDA is up 6.5%; Adjusted EBITDA Margin is 50.6%, flat compared to 50.5% in the year 2019, as the increase in personnel expenses (excluding equity-settled share-based compensations and other items) as a percentage of revenue was offset by the foreign exchange gain.

●	Adjusted Net Income is up 13.4% to ₽2,733 million.

CEO quote

“Even though 2020 was unprecedentedly turbulent year it has also brought about a radical behavioral transformation into the entire economy, which, in our view, will have a long-lasting positive effect on digital recruitment market” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC. “Having recovered from the pandemic hit, in Q4 we managed to put the business back on growth track across all major products and segments, capitalizing on our leading market positions and solid industry fundamentals.

Despite being fairly busy dealing with COVID-19 repercussions throughout the year, we still delivered on key pillars of our growth strategy: sustained overall customer base expansion, significantly enhanced monetization switching to new subscription model and further consolidated regional market by acquisition of Zarplata.ru.

Looking forward, we expect that further recovery of the Russian economy will reinforce our leadership and accelerate execution on our long-term strategy.”

Impact of the COVID-19 Pandemic on Our Operations and Financial Position

In March 2020, the World Health Organization declared the spread of COVID-19 virus a global pandemic.

Measures taken by the Russian government to curb spread of the disease, such as a lock-down in Moscow and a nation-wide “period of non-working days,” led to a decrease in the number of job postings and the number of new CV database subscriptions in the second quarter of 2020. As a response to the decrease in revenue, we implemented temporary cost-cutting initiatives, including putting all non-essential hiring, capital expenditure and other expenses on hold. Following easing of restrictions in May 2020, we saw a gradual recovery of our key performance indicators (“KPIs”) in the third quarter of 2020. Although there was a spike in the number of new cases in the fourth quarter of 2020 that was comparable to that of the second quarter of 2020, less severe restrictions were in place in Russia, and we did not experience similar decrease in our KPIs in the fourth quarter 2020.

We have not seen a specific impact of COVID-19 on our financial position as of December 31, 2020. Recent developments in the first quarter of 2021, as of the date of this release, also do not indicate a specific impact of COVID-19 on our financial position.

Our liquidity analysis, based on our recent performance and current estimates, shows that we have adequate resources to finance our operations for the foreseeable future.

Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

On December 25, 2020, we completed the acquisition of 100% of the issued charter capital in LLC “Zarplata.ru”, a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Ural. As of December 31, 2020, operations of Zarplata.ru met the criteria of a reportable operating segment. However, as the financial results of Zarplata.ru for the period from the acquisition date to December 31, 2020 were non-material, they are not included in the statement of income and comprehensive income for the year ended December 31, 2020.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and, thus, are not considered separate customers and so are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2019 was 21.6%.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2018 to 2020. In 2020 there was one business day more in the second quarter and in the total year and the same number of business days in the first, third and fourth quarters, meaning that the calendar layout in 2020 is substantially the same as in 2019, allowing for good comparability of our quarterly results:

	Number of business days			As % of total business days per year
	2020	2019	2018	2020	2019	2018
First quarter	57	57	56	23.0%	23.1%	22.7%
Second quarter	60	59	61	24.2%	23.9%	24.7%
Third quarter	66	66	65	26.6%	26.7%	26.3%
Fourth quarter	65	65	65	26.2%	26.3%	26.3%
Year	248	247	247	100.0%	100.0%	100.0%

On March 25, 2020, in response to the COVID-19 pandemic, the period from March 30, 2020 to May 11, 2020 was announced a ‘period of non-working days’ in Russia. As a result, two and 22 working days formally became non-working in the first and second quarter of 2020, respectively. However, at least some level of business activity was retained during this period, as remote work was encouraged and some sectors such as banking were functioning with limited capacity.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 78.6% and 76.3% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2020 and December 31, 2019, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the fourth quarter segment external expenses in our Russia segment in 2019 were 27.1%, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. For example, our Adjusted EBITDA margin was 46.1% for the first quarter of 2019, compared to 50.5% for the full year 2019.

Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2020 were ₽2,584 million, ₽2,355 million, ₽2,323 million, and ₽2,785 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital of March 31, June 30, September 30, and December 31, 2020 was ₽ (3,130) million, ₽ (2,865) million, ₽ (3,111) million, and ₽(3,849) million, respectively.

Fourth Quarter 2020 Results

Our revenue was ₽2,450 million for the three months ended December 31, 2020 compared to ₽2,066 million for the three months ended December 31, 2019. Revenue for the three months ended December 31, 2020 increased by ₽383 million, or 18.5%, compared to the three months ended December 31, 2019, primarily due to an increase in our Russia segment.

In our Russia segment, Key Accounts revenue increased by 21.8% in the three months ended December 31, 2020. This was mainly on the back of the increase in average revenue per customer (“ARPC”) by 18.2% in Moscow and St. Petersburg, explained by the list price increase in the beginning of 2020 and a reduction in discounts, whilst the average number of units per customer remained relatively flat. We also increased the number of customers in our Key Accounts segment by 7.7% in the three months ended December 31, 2020, mostly in Other regions of Russia.

Small and Medium Accounts revenue increased by 20.2% in the three months ended December 31, 2020, due to an increase in the number of paying customers on the back of recovery of business activity after COVID 19. ARPC in this segment remained relatively flat, as the increase in average price per unit from list price increase was offset by the decrease in the average number of units per customer.

Our revenue in Other segments remained relatively flat on the back of political unrest in Belarus.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Bundled Subscriptions	653,755	581,484	12.4%	2,372,467	2,223,951	6.7%
CV Database Access	490,445	448,931	9.2%	1,812,245	1,761,729	2.9%
Job Postings	1,082,075	821,930	31.7%	3,342,225	3,112,188	7.4%
Other value-added services	223,387	214,013	4.4%	755,170	690,873	9.3%
Total revenue	2,449,662	2,066,358	18.5%	8,282,107	7,788,741	6.3%

The following table sets forth the revenue broken down by type of customer and region for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Key Accounts in Russia
Moscow and St. Petersburg	663,028	537,981	23.2%	2,156,248	1,981,959	8.8%
Other regions of Russia	236,847	200,631	18.1%	815,323	664,649	22.7%
Sub-total	899,876	738,612	21.8%	2,971,571	2,646,608	12.3%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	746,836	649,335	15.0%	2,526,381	2,579,517	(2.1)%
Other regions of Russia	536,932	418,479	28.3%	1,825,497	1,614,359	13.1%
Sub-total	1,283,768	1,067,814	20.2%	4,351,878	4,193,876	3.8%
Foreign customers of Russia segment	15,809	5,259	200.6%	57,822	41,385	39.7%
Other customers in Russia	99,840	102,358	(2.5)%	342,993	329,893	4.0%
Total for “Russia” operating segment	2,299,293	1,914,043	20.1%	7,724,264	7,211,762	7.1%
Other segments	150,370	152,315	(1.3)%	557,843	576,979	(3.3)%
Total revenue	2,449,662	2,066,358	18.5%	8,282,107	7,788,741	6.3%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended December 31,				For the year ended December 31,
	2020	2019	Change	2020	2019	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,697	4,506	4.2%	5,514	5,368	2.7%
Other regions of Russia	5,167	4,657	11.0%	6,287	5,757	9.2%
Key Accounts, total	9,864	9,163	7.7%	11,801	11,125	6.1%
Small and Medium Accounts
Moscow and St. Petersburg	69,309	61,275	13.1%	129,599	123,295	5.1%
Other regions of Russia	94,138	75,491	24.7%	185,246	162,005	14.3%
Small and Medium Accounts, total	163,447	136,766	19.5%	314,845	285,300	10.4%
Foreign customers of Russia segment	749	533	40.5%	1,579	1,253	26.0%
Total for “Russia” operating segment	174,060	146,462	18.8%	328,225	297,678	10.3%
Other segments, total	11,641	12,846	(9.4)%	22,334	24,715	(9.6)%
Total number of paying customers	185,701	159,308	16.6%	350,559	322,393	8.7%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	141,160	119,392	18.2%	391,050	369,217	5.9%
Other regions of Russia	45,838	43,082	6.4%	129,684	115,451	12.3%
Key Accounts, total	91,228	80,608	13.2%	251,807	237,897	5.8%
Small and Medium Accounts
Moscow and St. Petersburg	10,775	10,597	1.7%	19,494	20,922	(6.8)%
Other regions of Russia	5,704	5,543	2.9%	9,854	9,965	(1.1)%
Small and Medium Accounts, total	7,854	7,808	0.6%	13,822	14,700	(6.0)%
Other segments, total	12,917	11,857	8.9%	24,977	23,345	7.0%

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽1,419 million for the three months ended December 31, 2020 compared to ₽1,143 million for the three months ended December 31, 2019, representing an increase by ₽276 million, or 24.1%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
(in thousands of RUB)	2020	2019	Change	2020	2019	Change
Personnel expenses	(808,344)	(605,016)	33.6%	(2,579,958)	(2,234,309)	15.5%
Marketing expenses	(318,219)	(274,274)	16.0%	(1,105,247)	(1,046,678)	5.6%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(63,942)	(59,483)	7.5%	(194,644)	(186,337)	4.5%
Office rent and maintenance	(54,289)	(58,149)	(6.6)%	(176,672)	(206,501)	(14.4)%
Professional services	(90,653)	(52,371)	73.1%	(335,681)	(347,963)	(3.5)%
Insurance expense	(47,649)	(42,454)	12.2%	(181,047)	(111,251)	62.7%
Hosting and other web-site maintenance	(11,783)	(11,718)	0.6%	(46,325)	(40,421)	14.6%
Other operating expenses	(23,919)	(39,655)	(39.7)%	(71,726)	(126,803)	(43.4)%
Total other general and administrative expenses	(292,235)	(263,830)	10.8%	(1,006,095)	(1,019,276)	(1.3)%
Operating costs and expenses (exclusive of depreciation and amortization)	(1,418,798)	(1,143,120)	24.1%	(4,691,300)	(4,300,263)	9.1%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended December 31,			For the year ended December 31,
	2020	2019	Change	2020	2019	Change
Personnel expenses	33.0%	29.3%	3.7%	31.2%	28.7%	2.5%
Marketing expenses	13.0%	13.3%	(0.3)%	13.3%	13.4%	(0.1)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.6%	2.9%	(0.3)%	2.4%	2.4%	0.0%
Office rent and maintenance	2.2%	2.8%	(0.6)%	2.1%	2.7%	(0.5)%
Professional services	3.7%	2.5%	1.2%	4.1%	4.5%	(0.4)%
Insurance expense	1.9%	2.1%	(0.1)%	2.2%	1.4%	0.8%
Hosting and other web-site maintenance	0.5%	0.6%	(0.1)%	0.6%	0.5%	0.0%
Other operating expenses	1.0%	1.9%	(0.9)%	0.9%	1.6%	(0.8)%
Total other general and administrative expenses	11.9%	12.8%	(0.8)%	12.1%	13.1%	(0.9)%
Operating costs and expenses (exclusive of depreciation and amortization) as a percentage of revenue	57.9%	55.3%	2.6%	56.6%	55.2%	1.4%

Personnel expenses

Personnel expenses for the three months ended December 31, 2020 increased by ₽203 million, or 33.6%, compared to the three months ended December 31, 2019 primarily due to: (i) an increase in salaries due to indexation of wages effective from the beginning of 2020, (ii) an increase in headcount from 772 as of December 31, 2019 to 832 as of December 31, 2020 mainly in the development and sales teams, and (iii) a discretionary bonus that we paid to our personnel in the fourth quarter 2020 to compensate for reduction in bonuses earlier in the year as part of our cost-cutting initiatives in response to the COVID-19 pandemic.

Personnel expenses increased as a percentage of revenue from 29.3% in the fourth quarter 2019 to 33.0% in the fourth quarter of 2020.

Personnel expenses (excluding share-based compensations and other items) were 29.2% of our revenue in the fourth quarter of 2020, a 2.9 ppts increase compared to 26.3% in the fourth quarter of 2019. This increase was mostly due to the temporary effect of the discretionary bonus we paid to our personnel, as explained above.

See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) to the nearest IFRS measure.

Marketing expenses

Marketing expenses for the three months ended December 31, 2020 increased by ₽44 million, or 16%, compared to the three months ended December 31, 2019 primarily due to an increase in online marketing expenses.

Marketing expenses as percentage of revenue were 13.0% in the fourth quarter 2020, relatively flat compared to 13.3% in the fourth quarter of 2019.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our total other general and administrative expenses for the three months ended December 31, 2020 increased by ₽28 million, or 10.8%, compared to the three months ended December 31, 2019, mainly due to professional costs related to the acquisition of Zarplata.ru in the fourth quarter of 2020 not occurring in the fourth quarter of 2019. This was partly offset by a decrease in business travelling expenses on the back of the COVID-19 pandemic.

Our other general and administrative expenses as a percentage of revenue decreased to 11.9% in the fourth quarter 2020 from 12.8% in the fourth quarter 2019.

Our other general and administrative expenses (excluding items unrelated to our core business activity) were 10.4% of our revenue in the fourth quarter 2020, relatively flat compared to 10.0% in the fourth quarter 2019.

See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of other general and administrative expenses (excluding items unrelated to our core business activity) to the nearest IFRS measure.

Net foreign exchange loss

Net foreign exchange loss was ₽1 million for the three months ended December 31, 2020 compared to ₽22 million for the three months ended December 31, 2019.

Depreciation and amortization

Depreciation and amortization were ₽195 million for the three months ended December 31, 2020, an increase of 9.7% compared to ₽178 million for the three months ended December 31, 2019. The increase mainly relates to capital expenditures incurred in the renovation of our offices in Moscow and Yaroslavl that were completed in the second quarter of 2020.

Finance income and costs

Finance income was ₽25 million for the three months ended December 31, 2020 compared to ₽19 million for the three months ended December 31, 2019.

Finance costs were ₽98 million for the three months ended December 31, 2020 compared to ₽133 million for the three months ended December 31, 2019. Finance costs for the three months ended December 31, 2020 decreased by ₽35 million, or 26.5%, compared to the three months ended December 31, 2019 primarily due to a gradual decrease in the Key Rate of the Central Bank of Russia over the last 12 months from 6.25% as of December 31, 2019 to 4.25% as of December 31, 2020, that resulted in a decrease in the interest charge accrued on our bank loan.

Income tax expense

Income tax expense for the three months ended December 31, 2020 increased by ₽14 million, or 13.6%, compared to the three months ended December 31, 2019 primarily due to an increase in the taxable profit.

The effective tax rate has decreased to 15.1% for the three months ended December 31, 2020 from 17.0% for the three months ended December 31, 2019.

Income tax expense in the fourth quarter 2020 and the fourth quarter 2019 was affected by reversal of provision for uncertain tax positions of ₽88 million in the fourth quarter of 2019 and ₽92 million in the fourth quarter of 2020, resulting in the effective tax rates not indicative of the full-year effective tax rates.

The effective tax rate for the year ended December 31, 2020 decreased to 26.7%, compared to 29.0% for the year ended December 31, 2019.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended December 31, 2020 compared to the three months ended December 31, 2019, our net income has increased by 30.9% to ₽650 million, our Adjusted EBITDA has increased by 13.4% to ₽1,160 million, and our Adjusted Net Income has increased by 19.5% to ₽852 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the twelve months ended December 31,
(in thousands of RUB)	2020	2019	Change
Net cash generated from operating activities	3,214,573	2,611,054	603,519
Net cash used in investing activities	(3,227,607)	(637,117)	(2,590,490)
Net cash generated from/(used in) financing activities	1,114,050	(2,653,440)	3,767,490
Net increase/(decrease) in cash and cash equivalents	1,101,016	(679,503)	1,780,519
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	(771,895)
Effect of exchange rate changes on cash	177,379	(92,392)	269,771
Cash and cash equivalents, end of period	3,367,610	2,089,215	1,278,395

Net cash generated from operating activities

For the twelve months ended December 31, 2020, net cash generated from operating activities was ₽3,215 million, compared to ₽2,611 million for the twelve months ended December 31, 2019. The change between the periods of ₽604 million was primarily driven by: (i) a decrease in interest paid due to decreases in the Key Rate of Central Bank of Russia, (ii) an increase in net income adjusted for non-cash items and items not affecting cash flow from operating activities and (iii) a decrease in income tax paid due to a decrease in income tax expense. This was offset by change in other liabilities due to advances issued from depositary related to the IPO.

Net cash used in investing activities

For the twelve months ended December 31, 2020, net cash used in investing activities was ₽3,228 million compared to ₽637 million for the twelve months ended December 31, 2019. The change between the periods of ₽2,590 million was mainly due to the acquisition of 100% of the share capital of Zarplata.ru for ₽3,505 million, of which ₽3,100 million was paid in 2020 and ₽405 million remains payable as of December 31, 2020. This was partly offset by: (i) an acquisition of a 25.01% ownership interest in Skilaz LLC for ₽235 million in the year 2019 not occurring in the year 2020, and (ii) a decrease in the acquisition of fixed assets as we completed renovations in our Moscow and Yaroslavl offices in the second quarter of 2020.

Net cash generated from (used in) financing activities

For the year ended December 31, 2020, net cash generated from financing activities was ₽1,114 million, compared to ₽2,653 million used in the year ended December 31, 2019. The change between the periods of ₽3,767 million was primarily due to (i) the issue of ₽4,000 million interest-bearing non-convertible bonds in the fourth quarter of 2020 and (ii) the decrease in bank and other loans repaid (net of bank and other loans received) due to restructuring of a bank loan, which was partly offset by an increase of the dividends paid to shareholders by ₽752 million.

Capital Expenditures

Our additions to property and equipment and intangible assets for the twelve months ended December 31, 2020 were ₽4,332 million compared to ₽492 million for the twelve months ended December 31, 2019, an increase of ₽3,840 million was primarily due to acquisition of property and equipment and intangible assets, including goodwill relating to the purchase of Zarplata.ru in the amount of ₽4,071 million, that was partly offset by a decrease of ₽231 million primarily due to office renovation costs mostly incurred during 2019.

Dividend

Our Board of Directors plans to discuss a potential 2020 dividend in the second quarter of 2021, based on recent developments in revenue, COVID-19 impact in Russia, growth opportunities and other factors.

Financial Outlook

The following forward-looking statement reflects our expectations as of March 18, 2021:

We currently expect our revenue to grow in the range of 37% to 42% in the year 2021 compared to the year 2020.

This outlook reflects our current view, based on the trends that we see at this time, and may change considering market, economic and social developments in jurisdictions in which we operate.

Fourth Quarter and Full-Year 2020 Financial Results Conference Call

HeadHunter will host a conference call and webcast to discuss its results at 9:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

We recommend to use the dial-in option only if you would like to ask questions. In this case please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link. The earnings release can be accessed through our website at https://investor.hh.ru/. Following the call, a replay will be available on our website.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	2242365

Webcast:

https://edge.media-server.com/mmc/p/w3yf6uws

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which is prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs and other income/(loss) not related to underlying business activity; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees; (13) secondary public offering (“SPO”) related costs.

●	“Adjusted Net Income” as net income/(loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs and other income/(loss) not related to underlying business activity; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited (the “Acquisition”); (11) the tax effect of the adjustment described in (10); (12) (gain)/ loss related to the remeasurement and expiration of a tax indemnification asset; (13) net (gain)/loss on financial assets measured at fair value through profit and loss; (14) secondary public offering (“SPO”) related costs

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity .. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities and trade and other payables, in all cases, a current portion of a specific asset or liability. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2021, future discussions regarding a 2020 dividend, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Consolidated Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended December 31,			For the year ended December 31,
	2020	2019	2020	2020	2019	2020
	RUB	RUB	USD	RUB	RUB	USD
Revenue	2,449,662	2,066,358	33,159	8,282,107	7,788,741	112,109
Operating costs and expenses (exclusive of depreciation and amortization)	(1,418,798)	(1,143,120)	(19,205)	(4,691,300)	(4,300,263)	(63,503)
Depreciation and amortization	(195,061)	(177,786)	(2,640)	(750,558)	(683,317)	(10,160)
Operating income	835,803	745,452	11,314	2,840,249	2,805,161	38,446
Finance income	25,316	19,041	343	59,329	76,764	803
Finance costs	(97,902)	(133,120)	(1,325)	(409,545)	(603,280)	(5,544)
Net foreign exchange gain/(loss)	(1,443)	(21,778)	(20)	83,030	(46,508)	1,124
Share of loss of equity-accounted investees (net of income tax)	(10,404)	(21,958)	(141)	(49,181)	(30,542)	(666)
Other income	13,761	10,309	186	47,715	23,853	646
Profit before income tax	765,131	597,946	10,357	2,571,597	2,225,448	34,810
Income tax expense	(115,326)	(101,504)	(1,561)	(685,772)	(644,422)	(9,283)
Net income for the period	649,805	496,442	8,796	1,885,825	1,581,026	25,527
Attributable to:
Owners of the Company	621,015	465,926	8,406	1,748,960	1,448,018	23,674
Non-controlling interest	28,790	30,516	390	136,865	133,008	1,853
Comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(26,915)	(16,227)	(364)	15,109	(41,818)	205
Total comprehensive income. net of tax	622,890	480,215	8,432	1,900,934	1,539,208	25,732
Attributable to:
Owners of the Company	597,291	450,442	8,085	1,762,011	1,408,597	23,851
Non-controlling interest	25,599	29,773	347	138,923	130,611	1,880
Earnings per share
Basic (in Russian Roubles per share)	12.3	9.3	0.17	34.8	29.0	0.47
Diluted (in Russian Roubles per share)	12.0	9.0	0.16	33.9	28.4	0.46

Unaudited Consolidated Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2020	December 31, 2019	December 31, 2020
	RUB	RUB	USD
Non-current assets
Goodwill	9,875,224	6,954,183	133,674
Intangible assets	3,439,959	2,733,417	46,564
Property and equipment	466,725	429,744	6,318
Equity-accounted investees	129,666	178,847	1,755
Right-of-use assets	215,120	279,249	2,912
Deferred tax assets	176,328	149,835	2,387
Loans issued to equity-accounted investees	11,541	–	156
Other financial assets	25,491	25,341	345
Other non-current assets	22,176	22,134	300
Total non-current assets	14,362,230	10,772,750	194,411
Current assets
Trade and other receivables	69,120	57,908	936
Indemnification asset	186,473	–	2,524
Loans issued to equity-accounted investees (current portion)	8,178	–	111
Prepaid expenses and other current assets	179,118	119,249	2,425
Cash and cash equivalents	3,367,610	2,089,215	45,585
Total current assets	3,810,499	2,266,372	51,580
Total assets	18,172,729	13,039,122	245,991
Equity
Share capital	8,597	8,547	116
Share premium	1,987,044	1,863,877	26,897
Foreign currency translation reserve	(92,140)	(105,191)	(1,247)
Retained earnings	1,536,137	1,587,697	20,794
Total equity attributable to owners of the Company	3,439,638	3,354,930	46,560
Non-controlling interest	69,104	33,263	935
Total equity	3,508,742	3,388,193	47,495
Non-current liabilities
Loans and borrowings	7,791,326	4,064,501	105,465
Lease liabilities	164,245	230,802	2,223
Deferred tax liabilities	658,970	512,804	8,920
Trade and other payables	178,607	4,239	2,418
Provisions	87,822	19,498	1,189
Other non-current liabilities	142,531	126,828	1,929
Total non-current liabilities	9,023,501	4,958,672	122,144
Current liabilities
Contract liabilities	2,785,402	2,367,416	37,704
Trade and other payables	1,273,089	780,219	17,233
Loans and borrowings (current portion)	485,100	1,064,554	6,566
Lease liabilities (current portion)	77,752	59,816	1,052
Income tax payable	401,733	369,974	5,438
Provisions (current portion)	578,651	26,398	7,833
Other current liabilities	38,759	23,880	525
Total current liabilities	5,640,486	4,692,257	76,351
Total liabilities	14,663,987	9,650,929	198,495
Total equity and liabilities	18,172,729	13,039,122	245,991

Unaudited Consolidated Statement of Cash Flows

For the year ended

(in thousands of RUB and USD)
	December 31, 2020	December 31, 2019	December 31, 2020
	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	1,885,825	1,581,026	25,527
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	750,558	683,317	10,160
Net finance costs	350,216	526,516	4,741
Net foreign exchange (gain)/loss	(83,030)	46,508	(1,124)
Other non-cash items	(5,509)	5,690	(75)
Management incentive agreement, including social taxes	262,647	196,993	3,555
Share-based payments to Board of directors	21,714	12,842	294
Share of loss of equity-accounted investees, net of income tax	49,181	30,542	666
Income tax expense	685,772	644,422	9,283
Change in trade receivables and other operating assets	(19,546)	(90,218)	(264)
Change in contract liabilities	343,903	307,388	4,655
Change in trade and other payables	161,742	76,418	2,189
Change in other liabilities	17,300	147,685	234
Income tax paid	(840,021)	(975,656)	(11,371)
Interest paid	(366,179)	(582,420)	(4,957)
Net cash generated from operating activities	3,214,573	2,611,054	43,513
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(3,004,299)	–	(40,667)
Acquisition of equity-accounted investee	–	(234,730)	–
Acquisition of intangible assets	(77,723)	(97,818)	(1,052)
Acquisition of property and equipment	(178,782)	(381,648)	(2,420)
Loans issued to equity-accounted investees	(19,235)		(260)
Interest received	52,432	77,079	710
Net cash used in investing activities	(3,227,607)	(637,117)	(43,690)
FINANCING ACTIVITIES:
Bank and other loan received	4,616,478	–	62,490
Non-convertible bonds issued	4,000,000	–	54,145
Bank loan origination fees	(56,668)	–	(767)
Bank and other loans repaid	(5,397,895)	(1,325,000)	(73,067)
Payment for lease liabilities	(59,737)	(61,376)	(809)
Dividends paid to shareholders	(1,885,441)	(1,133,501)	(25,522)
Dividends paid to non-controlling interest	(102,731)	(131,456)	(1,391)
Acquisition of non-controlling interest	–	(2,107)	–
Contribution from non-controlling interest	44	–	1
Net cash used in financing activities	1,114,050	(2,653,440)	15,080
Net increase/(decrease) in cash and cash equivalents	1,101,016	(679,503)	14,904
Cash and cash equivalents, beginning of period	2,089,215	2,861,110	28,280
Effect of exchange rate changes on cash	177,379	(92,391)	2,401
Cash and cash equivalents, end of period	3,367,610	2,089,215	45,585

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of net income to EBITDA and Adjusted EBITDA, the most directly comparable IFRS financial measures:

	For the three months ended December 31,		For the year ended December 31,
(in thousands of RUB)	2020	2019	2020	2019
Net income	649,805	496,442	1,885,825	1,581,026
Add the effect of:
Income tax expense	115,326	101,504	685,772	644,422
Net interest costs	72,586	114,079	350,216	526,516
Depreciation and amortization	195,061	177,786	750,558	683,317
EBITDA	1,032,778	889,811	3,672,371	3,435,281
Add the effect of:
Equity-settled awards, including social taxes(1)	82,323	61,891	249,286	178,953
IPO-related costs(2)	–	1,990	–	190,284
Insurance cover related to IPO(3)	–	38,175	54,772	100,048
Income from depository(4)	(12,476)	(8,551)	(41,617)	(22,095)
SPO-related costs (5)	12,779	–	151,087	–
Transaction costs related to business combinations (6)	34,275	–	51,665	–
One-off litigation settlements and legal costs(7)	–	17,734	–	17,734
Share of loss of equity-accounted investees(8)	10,404	21,958	49,181	30,542
Adjusted EBITDA	1,160,083	1,023,008	4,186,745	3,930,747

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.
(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(3)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period which began on May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(5)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(6)	Reflects transaction costs related to business combination of Zarplata.ru in December 2020.
(7)	Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
(8)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of net income to Adjusted Net Income, the most directly comparable IFRS financial measure:

	For the three months ended December 31,		For the year ended December 31,
(in thousands of RUB)	2020	2019	2020	2019
Net income	649,805	496,442	1,885,825	1,581,026
Add the effect of:
Equity-settled awards, including social taxes(1)	82,323	61,891	249,286	178,953
IPO-related costs(2)	-	1,990	-	190,284
Insurance cover related to IPO(3)	-	38,175	54,772	100,048
Income from depositary(4)	(12,476)	(8,551)	(41,617)	(22,095)
SPO-related costs(5)	12,779	-	151,087	-
Transaction costs related to business combinations (6)	34,275	-	51,665	-
One-off litigation settlements and legal costs(7)	-	17,734	-	17,734
Share of loss of equity-accounted investees(8)	10,404	21,958	49,181	30,542
Amortization of intangible assets recognized upon the Acquisition(9)	103,947	103,947	415,787	415,787
Net (gain)/loss on financial assets measured at fair value through profit and loss(10)	(8,574)	-	(150)	-
Tax effect on adjustments(11)	(20,789)	(20,789)	(83,157)	(83,157)
Adjusted Net Income	851,694	712,796	2,732,679	2,409,122

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.
(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(3)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period which began on May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(4)	In connection with our IPO, we signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.
(5)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(6)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.
(7)	Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
(8)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(9)	As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.
(10)	We believe that the movements in fair values of financial assets measured at fair value through profit and loss are not indicative of our underlying business performance.
(11)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

Reconciliation of operating costs and expenses (exclusive of depreciation and amortization) to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), the most directly comparable IFRS financial measure:

	For the three months ended December 31, 2020				For the three months ended December 31, 2019
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(808,344)	(318,219)	(292,235)	(1,418,798)	(605,016)	(274,274)	(263,830)	(1,143,120)
Add the effect of:
Equity-settled awards, including social taxes(1)	82,323	–	–	82,323	61,891	–	–	61,891
IPO-related costs(2)	–	–	–	–	–	–	1,990	1,990
Insurance cover related to IPO(3)	–	–	–	–	–	–	38,175	38,175
SPO-related costs(4)	6,693	–	6,087	12,779	–	–	–	–
Transaction costs related to business combinations(5)	3,042		31,233	34,275	-	-	-	-
One-off litigation settlements and legal costs(6)	–	–	–	–	–	–	17,734	17,734
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(716,286)	(318,219)	(254,915)	(1,289,420)	(543,125)	(274,274)	(205,931)	(1,023,330)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.
(2)	In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(3)	Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period which began on May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.
(4)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.
(5)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.
(6)	Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	December 31, 2020	December 31, 2019
Trade and other receivables	69,120	57,908
Prepaid expenses and other current assets	179,118	119,249
Contract liabilities	(2,785,402)	(2,367,416)
Trade and other payables	(1,273,089)	(780,219)
Other current liabilities	(38,759)	(23,880)
Net Working Capital	(3,849,012)	(2,994,358)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our net debt is presented in the table below:

(in thousands of RUB)	December 31, 2020	December 31, 2019
Loans and borrowings	7,791,326	4,064,501
Loans and borrowings (current portion)	485,100	1,064,554
Cash and cash equivalents	(3,367,610)	(2,089,215)
Net Debt	4,908,816	3,039,840

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

	December 31, 2020		December 31, 2019
Net Debt	4,908,816		3,039,840
Adjusted EBITDA	4,186,745		3,930,747
Net Debt to Adjusted EBITDA Ratio	1.2	x	0.8	x